Filed pursuant to Rule 433

Registration Number: 333-150368

ISSUER FREE WRITING PROSPECTUS,

DATED JULY 17, 2008

(SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT,

DATED JULY 14, 2008)

GMX RESOURCES INC.

2,000,000 Shares of Common Stock

Issuer:	GMX Resources Inc. (NASDAQ OMX: “GMXR”)

Total Number of Shares of Common Stock Sold in the Offering:	2,000,000 (or 2,300,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Price of Shares of Common Stock Sold:	$70.50

NASDAQ Closing Sale Price per Share of Common Stock on July 17, 2008:	$70.53

Sole Book-Running Manager:	Jefferies & Company, Inc.

Co-Managers:	Howard Weil Incorporated Morgan Keegan & Company, Inc. Capital One Southcoast, Inc. Collins Stewart LLC Pritchard Capital Partners, LLC Tudor, Pickering, Holt & Co. Securities Inc.

Use of proceeds:	The issuer intends to use approximately $95.0 million of the net proceeds from the offering to temporarily repay outstanding indebtedness under its revolving bank credit facility. It intends to use the remaining net proceeds to fund the development of its oil and gas properties, the acquisition of additional oil and gas properties and for general corporate purposes.

Trade Date:	July 17, 2008

Settlement Date:	July 22, 2008

Shares Outstanding as of July 11, 2008; Common Stock to be Outstanding after the Offering:	As of July 11, 2008, there were 16,838,497 shares of common stock outstanding; common stock to be outstanding after the offering will be 18,838,497 shares (19,138,497 if the underwriters’ option to purchase additional shares is exercised in full).

GMX Resources Inc. has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable preliminary prospectus supplement, and other documents GMX Resources Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Jefferies & Company, Inc. will arrange to send you the prospectus and applicable preliminary prospectus supplement if you request them by calling 1-888-449-2342 or 1-212-284-2342 or by writing Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022.

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